Westamerica Bancorporation
Executive Office A-2M
P.O. Box 1200
Suisun City, CA 94585


September 19, 2007


Mr. Donald Walker, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

	Re:	Westamerica Bancorporation
		Form 10-K for the Fiscal Year Ended December 31, 2006
		Filed February 27, 2007
		File No. 001-9383

Dear Mr. Walker,

We have received your letter dated September 6, 2007 in which you provided comments following your review of Westamerica Bancorporation's supplemental response letter dated August 22, 2007. As you requested, the following is our response to your comment, which is restated for your convenience.


Form 10-K for the Fiscal Year Ended December 31, 2006
-----------------------------------------------------
Composition of Allowance for Loan Losses, page 29:
-------------------------------------------------


1. Comment: In your response you explain the changes that occurred in the unallocated allowance between December 31, 2005 and December 31, 2006, were primarily due to changes in the qualitative risk assessment in five categories. Please tell us the following so that we may better understand your unallocated allowance:

* The amounts allocated to each of the eleven categories at December 31, 2006;

* The process you have in place to determine the quantitative impact of a change in each of the risk categories, and;

* What the quantitative impact was for each of the changes in the five risk categories discussed in your response.

Response: The amounts allocated to each of the eleven categories at December 31, 2006 are shown on page 6 of this letter following discussion of the company's process.

The process Westamerica follows to determine the quantitative impact of a change in each of the qualitative risk categories used to determine the unallocated allowance has been consistently applied for four years. A review is performed quarterly by a standing committee of senior credit officers ("the Committee"). The voting members of the Committee have broad-based credit experience in commercial, real estate and consumer lending disciplines, as well as loan workout experience. Also, each voting member has over twenty years banking experience within the geographic markets in which Westamerica operates. Each Committee member has worked through full business, credit and interest rate cycles.

This Committee meets quarterly to review and discuss internal and external environmental conditions impacting risk for each of the eleven qualitative risk categories. These risk categories are attributable to national or local economic or industry trends which have occurred, but have not yet been recognized in past loan charge-off history. While environmental conditions continually evolve causing discussions to vary over time, such environmental conditions considered during 2006 for each of the risk categories included:

1. Concentration of credit: new guidelines issued by banking regulators regarding concentration of loans secured by real estate, the Company's existing concentration of loans secured by real estate, the trend in real estate valuations, the impact of acquired real estate secured loans, concentrations of loans by industry, geographic concentrations of loans, and concentrations to individual borrowers.

2. Loan delinquency trends: historical delinquent loan trends and our current expectations for delinquencies for the current loan portfolio.

3. Developing economic and business conditions: (1) the emergence of a substantial correction in the real estate market in the Company's primary Northern California markets and specifically California's Central Valley, and the potential impact on the general economy and businesses directly and indirectly linked to the real estate market; (2) agricultural production and related commodity prices in the California Central Valley; (3) the Federal Reserve's monetary policy, indications regarding future monetary policy based on the futures market for federal funds, and appointment of a new Federal Reserve Chairman; (4) the impact of rising and highly volatile energy prices on consumer spending and commercial borrower cost structures and resulting debt service capacity; and (5) other factors such as inflation, employment conditions, the federal deficit, the trade deficit, state and local economic conditions, California's debt position and recently passed infrastructure bonds, and the outlook for economic growth.

4. Adequacy of lending management and staff: number of open loan underwriter and support staff positions, current labor market conditions for experienced commercial loan underwriters, and industry trends related to recruiting, training, and retaining commercial loan underwriters. Lending management, underwriter and support staff positions have experienced historically high turnover and vacancy conditions over the last two years, which could adversely affect loss rates on portfolio loans originated during these recent years.

5. Lending policies and procedures: magnitude of changes in underwriting guidelines and resulting expectations regarding levels of classified and criticized loans for the current loan portfolio.

6. Loss and recovery trends: historical trends in loss and recovery rates, actual loss and recovery amounts compared to projections, impact on loss projections for the current portfolio as interest rates change on adjustable loans, debt service capacity of consumers given prevalence of adjustable rate mortgages, and expectation for rising losses on the current portfolio of commercial loans.

7. Nature and volume of portfolio: recent growth rate of loan portfolio segments, nature of recent growth - "organic" or through acquisition, and factors impacting growth trends.

8. Nonaccrual trends: historical trends in nonperforming loan volumes, types of loans on nonaccrual status, and projections for nonperforming loan volumes.

9. Problem loan trends: trends in classified loan volumes and types of loans classified.

10. Quality of loan review system: experience of Loan Review staff, staff turnover within the department, the duration of open staff positions, and assigned functional responsibilities relative to resource levels within the department. (Westamerica's Loan Review function is responsible for independently risk-grading individual loans as "criticized" and "classified" in accordance with regulatory guidelines. The Loan Review Manager reports directly to the Company's Board of Directors.)

11. External competitive issues: trends in competitive underwriting practices and Management's response to competitive underwriting practices. The impact of loans in the portfolio underwritten with the "moderate underwriting program" which commenced in 2004.


Based on the Committee's review and discussion of internal and external environmental conditions, a qualitative risk assessment of "low" risk, "moderate" risk, or "high" risk is concluded for each risk category. To then estimate losses for the loan portfolio based on this qualitative review, the Committee exercises management judgement in estimating a quantitative risk factor from the following table. The ranges reflect an allocation which Management believes is a reasonable range of loss attributable to each risk category. The range of quantitative factors differs among the qualitative risk categories based on Management's judgement regarding the relative level of risk for each qualitative risk category. As an example, economic and business conditions are judged to have a greater bearing on credit risk, and therefore on the level of the unallocated portion of the allowance, than loan delinquency trends. In estimating quantitative risk factors, Management is not attempting to compute an exact estimate of loss. Rather, Management recognizes that the exercise of judgement is required to determine whether the amount of the unallocated allowance as reflected in the general ledger reasonably estimates losses inherent in the loan portfolio after taking the allocated portion of the allowance into account.

Quantitative Risk Factors (in basis points)
-------------------------------------------

                                        Qualitative Risk Assessment
                                        ---------------------------

Qualitative Risk Category           Low         Moderate          High
-------------------------           ---         --------          ----

1) Concentration of Credit          1           2                 3
2) Loan Delinquency Trends          1           2                 3
3) Developing Economic
         and Business Conditions    6-8         9-11              12-15
4) Adequacy of Lending
         Management and Staff       6-8         9-13              14-17
5) Lending Policies and Procedures  3-4         5-7               8-9
6) Loss and Recovery Trends         3-4         5-6               7-8
7) Nature and Volume of Portfolio   3-4         5-6               7-8
8) Nonaccrual Trends                3-4         5-6               7
9) Problem Loan Trends              3-4         5-6               7-8
10)Quality of Loan Review System    3-4         5-6               7-8
11)External Competitive Issues      3-4         5-6               7-8


Based on the Committee's deliberations and judgment, the following qualitative risk assessments and assigned quantitative risk factors were used to evaluate the unallocated allowance at December 31, 2006 (dollars in thousands):

                             Qualitative Risk  Quantitative Risk
                                Assessment           Factor         Amount
                                ----------           ------         ------
Qualitative Risk Category
-------------------------

1) Concentration of Credit          High                 3         $   914
2) Loan Delinquency Trends          Low                  1             305
3) Developing Economic
         and Business Conditions    High                 15          4,569
4) Adequacy of Lending
         Management and Staff       High                 17          5,178
5) Lending Policies and Procedures  Mod/High             7           2,132
6) Loss and Recovery Trends         Low/Mod              4           1,218
7) Nature and Volume of Portfolio   Low                  4           1,218
8) Nonaccrual Trends                Low                  4           1,218
9) Problem Loan Trends              Moderate             5           1,523
10) Quality of Loan Review System   Moderate             5           1,523
11) External Competitive Issues     High                 8           2,437

Management adjustment based on overall risk
      assessment / estimated range of probable loss (a)              4,278
                                                                   -------
Total unallocated allowance                                        $26,513
                                                                   =======


(a) Management views the result derived from applying the above quantitative risk factors as an estimate of loss rather than an exact amount. Management considers this estimate to be a guideline in determining if the overall unallocated allowance is a reasonable estimate. Management recognizes that unbalanced economic, credit, and capital market conditions can result in losses greater than those predicted by quantitative models. The adjustment at December 31, 2006, was based on Management's review and deliberations of qualitative risk factors, which had acknowledged a higher overall risk of loss in the current portfolio relative to environmental conditions existing at December 31, 2005.

The quantitative impact for each of the changes in the five qualitative risk categories during 2006, as discussed in our response of August 22, 2007, was as follows (dollars in thousands):

Unallocated as of December 31, 2005                            $19,232

Concentration of Credit                                            291
Developing Economic and Business Conditions                      2,075
Loss and Recovery Trends                                           283
Problem Loan Trends                                                276
External Competitive Issues                                        567
                                                               -------
      Sub-total                                                 $3,492

      All others (b)                                            $1,287

Management adjustment based on overall risk
      assessment / estimated range of probable loss (c)          2,502
                                                               -------
Unallocated allowance as of December 31, 2006                  $26,513
                                                               =======


(b) All others include the remaining six qualitative risk categories. Risk categories "adequacy of lending management and staff," "nonaccrual trends" and "quality of loan review system" did not have a qualitative risk assessment change during 2006, however, the quantitative risk factors were increased within their ranges in 2006 based upon the Committee's review of current internal and external conditions. These changes in quantitative risk factors resulted in an increase in the unallocated allowance of approximately $1.4 million. Risk categories "delinquency trends," "lending policies and procedures" and "nature and volume of portfolio" did not have a change in qualitative risk assessment or quantitative risk factor in 2006, however, a slight decline in credit exposure resulted in a nominal decrease in the unallocated allowance for these qualitative factors.

(c) The adjustment was based on Management's review and conclusion that the overall risk of loss in the current portfolio was higher at December 31, 2006 relative to environmental conditions existing at December 31, 2005.

In summary, Management has consistently adhered to a formal process and structure for reviewing the appropriate level for the unallocated allowance. This review of external and internal environmental factors recognizes that recent loss history may not be indicative of losses to be recognized in the current portfolio. In addition, Management's belief is that turmoil in economic, credit and capital markets increasingly results in economic losses far greater than those predicted by quantitative models. Based on Management's review, the unallocated allowance was increased in 2006, in substantial part because of Management's reasoned judgement that developing economic and business conditions would result in increasing loan losses not reflected in the portions of the allowance derived from quantitative factors.

Thank you for raising these matters with us. We hope you will find this discussion responsive to your requests. Should you have any further questions, please feel free to contact me at (707) 863-6840.

Sincerely,


/s/ JOHN "ROBERT" THORSON
-------------------------
John "Robert" Thorson
SVP & Chief Financial Officer

RT:ki

c:  David L. Payne - Chairman, President & CEO - Westamerica Bancorporation
    Tom Reddy - Bingham McCutchen, LLP
    Michael Roffler - Partner - KPMG LLP
    Frank Zbacnik - SVP/Chief Credit Administration - Westamerica Bancorporation